Salomon Brothers New York Municipal Bond Fund

                           Form N-SAR - June 30, 1997
                              Attachment - Item 77C
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               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

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If any matter has been  submitted  to a vote of  security  holders,  furnish the following information:

1. (a) The date of the meeting and whether it was an annual or special meeting.

                 April 29, 1997 Special Meeting of Stockholders

   (b) Describe each nonroutine matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each such matter.

       A proposal to liquidate the Fund was approved by a vote of 258,403 votes in favor and 13,278 votes against.